FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM and Marmalade to offer developers free SDK Licences and a BlackBerry PlayBook Tablet	4

Document 1

September 19th, 2012

FOR IMMEDIATE RELEASE

RIM and Marmalade to offer developers free SDK Licences and a BlackBerry PlayBook Tablet

Participants Eligible to Receive over $700 in Free Goods to Help with Application Development

LONDON, UK and WATERLOO, ON, 19 September 2012: BlackBerry-maker Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) and Marmalade, makers of the world’s most powerful cross-platform SDK, today announced a special offer that reinforces RIM and Marmalade’s commitment to developers.

The offer highlights BlackBerry® 10 as a powerful gaming platform as well as RIM’s dedication to open standards and platforms, and encourages Marmalade developers to bring their games and applications to the BlackBerry® PlayBook™ and BlackBerry 10 platform. The offer means that all eligible mobile developers can experience the benefits of mobile app development using the Marmalade SDK targeting the BlackBerry platform.

Initially available for a limited period, qualified developers who register will receive a Marmalade SDK license for the BlackBerry platform as well as a BlackBerry PlayBook tablet. Once the developer has published their app on the BlackBerry App World™ storefront, they can unlock the full cross-platform power of the Marmalade SDK by upgrading to the Marmalade Indie licence for free*.

Developers can leverage this offer to take advantage of the powerful gaming capabilities of the BlackBerry PlayBook as well as the first-to-market opportunity that the BlackBerry 10 platform presents. Then through the powerful Marmalade SDK developers can target other platforms. The Marmalade SDK also offers developers the option to develop natively with C/C++ or create hybrid apps in HTML5, targeting mobile devices as well as desktop and laptop computers. Harvey Elliott, Managing Director & COO, Marmalade said, “At Marmalade, we are thrilled to help developers discover the power and agility of the BlackBerry 10 platform. We passionately believe that more platforms mean more possibilities, and this fantastic offer really makes that a reality for all indie developers. Develop a brilliant app for BlackBerry and then target other platforms later on.”

The offer is designed to attract world-class content to the BlackBerry 10 platform, while making it easy for developers to manage their content across multiple operating systems, and is expected to deliver thousands of new apps in the lead up to the launch of BlackBerry 10.  Alec Saunders, Vice President of Developer Relations and Ecosystem at RIM said, “This offer   showcases the power and flexibility of BlackBerry 10 for gaming. No other platform offers the same openness and flexibility as BlackBerry 10. Together with Marmalade, we’re working to make it as easy as possible for mobile developers to bring their apps to the BlackBerry platform.”

BlackBerry App World is one of the most profitable mobile app stores for developers, with more than 6 million applications downloaded every day. According to market analysis and strategy firm Vision Mobile, BlackBerry developers generate, on average, 4 percent more revenue per app per month than iOS developers and almost 40 percent more than Android developers.
 Developers can sign up now at http://madewithmarmalade.com/blackberry.
*Or up to two Marmalade Licences per organisation.  Offer subject to terms and conditions.

Contacts
Charlie Peachey, Marmalade
Charlie.peachey@marmalademail.com
Office +44 8456 434 969
Mobile +44 7720 271 241

Alex Kinsella, Research In Motion
akinsella@rim.com
Tel: 519-597-8922

About Marmalade
Marmalade helps spread apps to any device. Our uniquely powerful cross-platform tools save time and effort - leaving developers free to create their next killer app. Marmalade delivers maximum performance, to empower the creation of richer apps on any device. Native (C++) or hybrid (HTML5), we have the tools to deploy to iOS, Android and BlackBerry as well as other platforms including selected Smart TV - with just one click.  Chart-smashing mobile games rely on Marmalade, from casuals such as ‘Cut the Rope’, ‘Plants vs Zombies’ and ‘Draw Something’ to high-performance titles like ‘Call of Duty’, ‘Need for Speed’ and ‘Pro Evolution Soccer’.  Beyond games our SDK makes it easy for developers to build rich engagement apps using features such as location, notifications, social media links, camera functionality and more.  Based in London, Marmalade also has a San Francisco office and is backed by a some heavyweight strategic investors, including ARM Holdings, the world's leading semiconductor intellectual property supplier (LSE: ARM, NASDAQ: ARMH). Marmalade is a trading name of Ideaworks3D Ltd.

 madewithmarmalade.com| Ph +44 8456 434 969 | Twitter: marmaladeapps | Facebook: Marmalade

Creating apps? Make sure they’re madewithmarmalade.com.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	September 19, 2012	By:	/s/Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer